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                                                                  Exhibit 20.1

Press Release

SOURCE: MagnaVision

MagnaVision Announces Completion of Amended Merger

FANWOOD, N.J.--(BUSINESS WIRE)--Sept. 13, 2001--MagnaVision Corporation (NASDAQ OTC Bulletin Board: MAGV) based in Fanwood, NJ made the following announcement today:

MagnaVision and Blue Acquisition Corp., a wholly owned subsidiary of IPWireless, Inc. based in San Bruno, CA have signed and simultaneously closed an amendment to the existing agreement dated September 12, 2000 for MagnaVision Corporation to merge with and into Blue Acquisition Corp. All outstanding common and preferred stock of MagnaVision shall be exchanged in the transaction for cash and/or securities as described below.

The amended agreement was entered into and closed on September 11, 2001 and was approved by the majority shareholders of MagnaVision, and by the Board of Directors of MagnaVision, Blue Acquisition Corp. and IPWireless, Inc. Under the amended agreement, each share of MagnaVision Common Stock outstanding will receive approximately $4.01 and each warrant to purchase Common Stock will receive approximately $4.01 less an amount equal to the exercise price of such warrant. Common shareholders and holders of warrants to purchase Common Stock (except for holders of Preferred Stock) who hold 3% or less of the fully diluted shares of MagnaVision Common Stock will receive their consideration entirely in cash, and those holding more than 3% will receive their consideration in the form of preferred stock of IPWireless, Inc. Each share of MagnaVision Class A Preferred Stock outstanding will receive $1.00 per share in the form of IPW preferred stock, and cash for accumulated dividends then due, and the holders of MagnaVision Class A Preferred Stock will receive $4.01 per share for warrants to purchase Common Stock held by them.

Stockholders and holders of warrants and options of record as of September 12, 2001 will be entitled to receive the merger consideration as promptly as practicable after timely delivery of the shares and required documentation pursuant to instructions to be mailed to such persons. Accordingly, the Company has closed its stock transfer books and discontinued recording stock transfers of Common Stock.